April 12, 2006
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington D.C. 20549

RE:	Alion Science and Technology Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 31, 2006 File No. 333-89756
Dear Mr. Rosenberg:
     We will file the Company’s responses to the comment letter dated March 30, 2006 submitted by the staff at the Chief Accountant’s Office, Division of Corporation Finance with regard to the above-referenced filing on or before Friday April 21, 2006. We have left word with Sasha Parikh, staff accountant, in this regard.
     Please call the undersigned at (703) 918-4493 with any questions. We appreciate the staff’s efforts with respect to our 2005 Annual Report.

Sincerely,

/s/ John M. Hughes

Alion Science and Technology Corporation
John M. Hughes
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Sasha Parikh, Staff Accountant, United States Securities and Exchange Commission
Bahman Atefi, Chairman and CEO of Alion
Jim Fontana, Senior Vice President and GC Alion
Marc Paul, Baker & McKenzie LLP
Kurt Gabouer, KPMG LLP